Exhibit 12.2

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Three months ended September 30			Nine months ended September 30
	2002		2001	2002	2001
Earnings:

Income before income taxes	$(73)		$25	$(475)	$(340)
Less: Income from less than 50% owned investees	11		8	36	25

Add:
Rent expense representative of interest (1)	62		60	184	177
Interest expense net of capitalized interest	95		86	281	237
Interest of mandatorily redeemable preferred security holder	7		6	19	19
Amortization of debt discount and expense	4		3	12	9
Amortization of interest capitalized	1		1	4	3

Adjusted earnings	$85		$173	$(11)	$80

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$62		$60	$184	$177
Interest expense net of capitalized interest	95		86	281	237
Interest of mandatorily redeemable preferred security holder	7		6	19	19
Preferred stock requirements	—		—	1	1
Amortization of debt discount and expense	4		3	12	9
Capitalized interest	6		6	19	23

Fixed charges and preferred stock requirements	$174		$161	$516	$466

Ratio of earnings to fixed charges and preferred stock requirements	—	(2)	1.07	— (2)	—	(3)

(1)               Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)               Earnings were inadequate to cover fixed charges and preferred stock requirements by $89 million and $527 million for the three and nine months ended September 30, 2002, respectively.

(3)               Earnings were inadequate to cover fixed charges and preferred stock requirements by $386 million for the nine months ended September 30, 2001.